

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

March 25, 2008

Mail Stop 3561

Mr. Edon Moyal
Chief Executive Officer
Who's Your Daddy, Inc.
5840 El Camino Real, Suite 108
Carlsbad, CA 92008

> **Re: Who's Your Daddy, Inc.**
> **Form 8-K dated December 4, 2007**
> **Filed December 4, 2007 Amended February 15 and 29, 2008**
> **File No. 0-33519**

Dear Mr.Moyal:

    We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                        Sincerely,

                        Tia Jenkins
                        Senior Assistant Chief
                        Accountant
                        Office of Beverages, Apparel
                        and Health Care Services